YEAREND-UPDATE-2019

UPDATED INFORMATION ON 2019

Clean Bite, LLC has finished 2019 in the midst of various negotiations that will help to ensure its ability to achieve a substantial reduction in debt on the purchase price of the (IP) described as U.S. Patent 8,292,624 which was negotiated in February 2018 at a total cost of $8,400,001. If successful, this debt will be reduced to an amount closer to $3,000,000. The target timing for this Agreement is to be the second quarter of 2020.

The Equity Raise under SEC Regulation Crowdfunding was done during the third and forth quarter of 2018 with that asset being valued at $8,400.001 as a long term debt. If there is a reduction of the purchase price there would be no restrictions or impairment to the IP.

Clean Bite, LLC has also collaborated with Livionex to use their dentifrice, LivFresh which has been tested by the University of California Irvine's Beckman Laser Institute & Medical Clinic and found to remove plaque at a rate of 250% greater than Colgate Total. This ability to combine two separate patented IP's hold promise of a favorable outcome in its application.

One additional U.S. Patent Pending is under negotiation that if acquired through a licensing agreement or purchase will lead Clean Bite, LLC into the pet market. This would be a major product advancement and will likely be accomplished also in the second quarter of 2020.

Present plans at the close of 2019 are for Clean Bite, LLC, to begin an SEC Regulated Equity Funding campaign under Regulation CF or Regulation D Rule 506c. The particular regulation has not yet been determined.

With all of these possible advancements, THERE REMAINS SUBSTANTIAL RISK IN INVESTMENT AND ANY UNACREDITED INVESTOR SHOULD AT A TIME WHEN CLEAN BITE, LLC MAKES A PUBLIC OFFERING, SHOULD SEEK THE ADVICE OF THEIR ATTORNEY OR FINANCIAL ADVISOR (CPA).

AT THIS TIME NO INVESTMENT IS BEING OFFER.

John H Gallagher, Jr.
Managing Director
Clean Bite, LLC